UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Copies of notices of ChipMOS TECHNOLOGIES INC.’s 2019 annual general meeting of shareholders and related materials are attached as Exhibits 99.1 through 99.5 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2019	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Depositary’s Notice of 2019 Annual Shareholders’ Meeting for American Depositary Shares

99.2	2019 Voting Instructions of 2019 Annual Shareholders’ Meeting for American Depositary Shares

99.3	Questions and Answers of Cumulative Voting

99.4	Company’s Notice of 2019 Annual Shareholders’ Meeting for the Shareholders (Translation)

99.5	2019 Annual Shareholders’ Meeting Handbook (Translation)